Thomas J. Poletti
310.552.5045
Fax:  310.552.5001
tpoletti@klng.com

March 30, 2005

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington D.C. 20549
Attn:  Pradip Bhaumik

Re:      Salmon Express Inc.
         Preliminary Information Statement on Schedule 14C
         File Number:  333-111996
         Filed February 1, 2005

Dear Mr. Bhaumik:

Kirkpatrick & Lockhart Nicholson Graham LLP has been requested by Salmon Express Inc. (the "Company") to submit on its behalf Amendment No. 1 to its preliminary information statement on Schedule 14C ("Amendment No. 1"), which we hereby transmit for filing. We are also forwarding to you via Federal Express courtesy copies of this letter and Amendment No. 1 (marked to show changes and additions from the preliminary information statement on Schedule 14C filed February 1,
2005). We have been advised that changes in Amendment No. 1, as submitted herewith in electronic format, have been tagged.

The staff of the Securities and Exchange Commission (the "Staff") issued a comment letter to the Company dated March 1, 2005 in respect of the above-referenced filing. John Karlsson, Esq. represents the Company and may be reached at Suite 1100, 475 Howe Street, Vancouver, British Columbia, V6C 2B3, and via phone at (604) 801-5995, concerning the responses here that relate to the Company. Kirkpatrick & Lockhart Nicholson Graham LLP has provided responses that relate to MicroMed Technology, Inc. ("MicroMed"), and we may be reached via the contact information provided at the end of this letter. Where terms such as "we" and "our" and similar terms are used in this letter, they refer to the Company. Where responses concern MicroMed, we have used the term MicroMed to clarify that it is the entity to which the response relates.

The following consists of the Company's responses to the Staff's comment letter in identical numerical sequence. Please note that page number references in your comments may not refer to the same page number(s) in Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 2

General

1. Please refer to our response provided to the Staff on March 8, 2005. In addition, pursuant to our conversation on March 10, 2005, we respectfully submit that each of the investors participating in the Private Placement conducted by MicroMed will have a pre-existing relationship with Rodman & Renshaw, LLC ("Rodman"). Further, each investor will represent to MicroMed in a supplemental questionnaire that they (a) did not obtain a copy of the Schedule 14C from MicroMed or Rodman, and (b) did not review or rely upon the Schedule 14C to evaluate the suitability of a potential investment in MicroMed. Finally, Rodman's name has been stricken from Amendment No. 1 and a legend has been added that, "Any securities sold in the Private Placement will not be registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States unless registered under the Securities Act of 1933, as amended, or pursuant to an exemption from such registration." Further, we have also referenced the fact that the Schedule 14C is not an offer of securities for sale.

2. We take your comment under advisement. The management of MicroMed plans to file Form 8-A on behalf of the Company immediately upon consummation of the Merger.

3. Further to the request of the Staff, disclosure has been added regarding the Company's reporting obligations under the Securities Exchange Act of 1934, as amended.

4. We take your comment under advisement and we refer you to our response in Comment 2 above. The Company has not considered discussing this matter with the OTC Bulletin Board because, to date, there has not been an active trading market for the Company's common stock. As referenced above, Form 8-A will be filed immediately upon consummation of the Merger so that trading may occur. Additionally, further to the request of the Staff, appropriate disclosure has been added regarding the risk that shares may cease trading on the OTC Bulletin Board.

5. Upon consummation of the Merger, the Company will adopt MicroMed's December 31 fiscal year end. Amendment No. 1 includes a new section with a statement to this effect.

Schedule 14C

Information Statement Regarding Action Taken by Written Consent

Stockholder Vote Required to Effectuate a Merger, page 5

6. Further to the request of the Staff, disclosure has been added regarding the interests of Messrs. Smith and Weitzman.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 3

Purpose of the Stock Split, page 5

7. We respectfully submit that the primary purpose of the reverse stock split is to decrease the number of the Company's outstanding shares of common stock, pre-Merger, to 1,500,000, as the parties agreed that existing Company stockholders will hold approximately 10% of the Company's outstanding common stock post-Merger on a fully-diluted basis. This will also allow the outstanding shares of MicroMed to be converted into shares of the Company on a one-for-one basis at the closing of the Merger. Appropriate disclosure concerning this matter has been added to Amendment No. 1.

Effect of the Stock Split, page 5

8. Further to the request of the Staff, disclosure has been added regarding the number of shares that are currently authorized, the number of shares that will be issued or reserved for issuance prior to the reverse stock split and the number of shares that will be issued and reserved after the reverse stock split.

The Companies, page 9

9. We respectfully submit that the Company has had operations to date, but such efforts have failed to generate revenue. We have added disclosure regarding operations that was included under Part I, Item 1 of the Company's 10-KSB for the period ended November 30, 2004 previously filed with the Securities and Exchange Commission (the "SEC").

Pre-Existing Relationships, page 9

10. Further to the request of the Staff, a discussion regarding the background of the Merger has been included.

Structure of the Merger, page 9

11. Further to the request of the Staff, a discussion regarding payments to be made by third parties to Mr. Smith has been included and we have also added as Exhibit K to Amendment No. 1 the Share Cancellation Agreement that memorializes the anticipated payment to Mr. Smith upon closing of the Merger.

12. Further to the request of the Staff, disclosure has been added regarding the dollar value of pre-Merger assets and related liabilities to be distributed to Mr. Smith for cancellation of his shares. In addition, the total dollar consideration per share that Mr. Smith is receiving has been compared to the consideration to be received by the other current stockholders of the Company.

13. As a result of our conversation on March 24, 2005, we have elected to remove all references to the $40 million pre-Merger valuation. This valuation was used

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 4

solely to effect an allocation of securities amongst the stockholders of MicroMed and does not reflect the actual value of MicroMed, which can only be measured through the Private Placement, if the Private Placement is indeed consummated. Out of concern that the valuation might be misleading to include in Amendment No. 1, we have removed all references to the $40 million pre-Merger valuation.

14. Further to the request of the Staff, disclosure has been added with respect to the material terms of an escrow agreement governing the 1.5 million shares being issued by the Company to cover any indemnification obligation to MicroMed and its stockholders.

Description of the MicroMed Technology, Inc. 1997 Stock Option  Plan, page 10

15. Further to the request of the Staff, a discussion has been added regarding acceleration of outstanding options under the MicroMed 1997 Stock Option Plan.

Risk Factors

"There is no assurance of an established public trading market...," page 21

16. Further to the request of the Staff, the risk factor has been revised.

Directors and Senior Management, page 23

17. Further to the request of the Staff, the information required by Item 402 of Regulation S-B has been added.

Security Ownership of Certain Beneficial Owners and Management, page 27

18. Further to the request of the Staff, we have identified Koichi Ando as the Chief Executive Officer of Mitsui & Co. Venture Partners, a position which affords him voting and investment powers over the securities held of record by Mitsui & Co. Venture Partners.

Market Opportunity, page 31

19. Further to the request of the Staff, a discussion of the advantages that heart transplantation and other late-stage therapies have over ventricular assist devices has been added.

VAD Market Opportunity, page 32

20. Further to the request of the Staff, the acronyms have been defined and fully described.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 5

Product, page 33

21. Further to the request of the Staff, a description of the adverse effects observed during certain clinical trials has been added.

22. Further to the request of the Staff, the definitions of the referenced scientific terms have been added.

Business Direction, page 35

23. Further to the request of the Staff, Amendment No. 1 has been revised to reflect the information requested. An amount of expenses has not been included in Amendment No. 1 primarily because it is not a known, fixed cost at this time.

Results of European Clinical Trial, page 37

24. Further to the request of the Staff, Amendment No. 1 has been revised to include this information.

25. Further to the request of the Staff, Amendment No. 1 has been revised to include this information.

Suppliers, page 40

26. Further to the request of the Staff, a list of key suppliers has been added to Amendment No. 1.

Intellectual Property, page 41

27. Further to the request of the Staff, we have included the requested information regarding the MicroMed patent library.

Legal Proceedings, page 44

28. Further to the request of the Staff, the description of the legal proceeding has been revised.

Financial and Other Information, page 46

29. Further to the request of the Staff, we have noted that the Company's Annual Report on Form 10-KSB for the year ended November 30, 2004 is incorporated by reference into Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 6

Pro Forma Financial Information, page 48

30. Further to the request of the Staff, the December 31, 2004 balance sheet has been added. In addition, the Pro Forma Statement of Operations has been modified to show the effect as if the Merger had taken place at January 1, 2004.

31. With one exception, the amounts used in the November 30, 2004 pro forma balance sheet have been revised to correspond to the information in the Company's Form 10-KSB. The loan from the principal stockholder which was reflected as additional paid-in capital in Form 10-KSB has been reflected as a liability in the November 30, 2004 pro forma balance sheet. We respectfully submit that it is appropriate to show this amount as a liability.

32. Further to the request of the Staff, the pro forma balance sheet has been revised to reflect the full reduction of the deficit accumulated during the development stage.

33. Further to the request of the Staff, the pro forma balance sheet has been revised to reflect the par value of MicroMed's common stock.

34. Further to the request of the Staff, Amendment No. 1 has been revised to include MicroMed historical loss per share and weighted average share information for the year ended December 31, 2004. We have not given effect to the conversion of MicroMed's preferred stock, as to do so would have an anti-dilutive affect on MicroMed's net loss available to common stockholders. In addition, MicroMed has not included a reconciliation of the numerator or denominator, as the weighted average shares outstanding during the year equals the amount outstanding at the end of the year and there are no dilutive securities included in the calculation of the weighted average shares outstanding.

35. The income statement of MicroMed no longer reflects dividends on redeemable convertible preferred stock as interest. Rather, the amounts are recorded as dividends on preferred stock. This is discussed further in our response to Comment 39. Accordingly, we respectfully submit that there are no amounts of interest that need to be adjusted. However, the amounts shown as dividends in MicroMed's income statement for the year ending December 31, 2004 have been adjusted to reflect the conversion, as if it had occurred on the first day of the period for which an income statement is presented.

36. Further to the request of the Staff, Amendment No. 1 has been revised to include a note to the pro forma financial statements to explain the impact of known transactions subsequent to the Merger.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 7

Management's Discussion and Analysis of MicroMed's Financial Condition

Overview, page 52

37. Further to the request of the Staff, Amendment No. 1 has been revised to address the trends and uncertainties that may affect our operations.

Related Party Transactions, page 54

38. The lenders of the December 2004 loan were various investors who have participated in one or more of MicroMed's preferred stock sales since inception. This fact has been added to the Related Party Transactions note in MicroMed's financial statements in Amendment No. 1.

MicroMed's Operations

Results of Operations, page 55

39. MicroMed has determined that it was inappropriate to classify the dividends on its Redeemable Convertible Preferred stock as interest in accordance with the provision of SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, as the instruments are not manditorily redeemable, but rather are contingently redeemable, and therefore should be considered mezzanine equity. Accordingly, MicroMed has restated its 2003 financial statements to appropriately reflect amounts previously classified as interest as dividends. Disclosure of the restatement has been included in
Note 2 of MicroMed's audited financial statements.

As a result, we respectfully submit that the discussion of other income/expense as of December 31, 2004 no longer requires modification for this comment. However, we have included a discussion of the dividends under a separate caption.

Exhibit H, Financial Statements of Salmon Express

Report of Independent Registered Public Accounting Firm

40. The net loss figure included in the auditor's report was correct, however, the amount was incorrect in the financials as the wrong financial information was inadvertently included in the Form 10-KSB and the preliminary information statement on Schedule 14C. This discrepancy has been resolved. A manually signed report from our auditor is included and the Company has revised its Form 10-KSB for the year ended November 30, 2004 as requested.

41. Further to the request of the Staff, we have included a manually signed report from the prior auditor for the period requested.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 8

Exhibit I, Financial Statements of MicroMed Technology, Inc.

42. Further to the request of the Staff, the financial statements have been updated.

Report of Independent Registered Public Accounting Firm, page 3

43. Further to the request of the Staff, a manually signed report by MicroMed's auditors has been included in the financial statements for the year ended December 31, 2004.

Statement of Operations, page 5

44. As described in our response to Comment 39, and further to the request of the Staff, MicroMed has adjusted the amounts labeled as convertible preferred stock dividends.

Statement of Stockholders' Deficit, page 6

45. Further to the request of the Staff, the Statement of Stockholders' Deficit has been revised to include all transactions since MicroMed's inception.

Notes to Financial Statements

Note 2. Significant Accounting Policies

Inventory, page 10

46. MicroMed is approved to sell its product in certain European markets, while in the United States MicroMed is reimbursed for certain costs of clinical trials by U.S. hospitals participating in the trials. As MicroMed is in clinical trials, it is not allowed to market its product in the United States, except for the DeBakey VAD Child for which it has received a Humane Device Exemption from the Food & Drug Administration. The MicroMed product base primarily consists of two products: a small pump for children (as previously noted) and an adult pump for implantation into adults. The adult pump is a homogenous product, whether for implant via commercial sales in Europe or though MicroMed's U.S. clinical trials, that is indistinguishable during the work-in-process stage until it is completely manufactured at which point it is packaged, recorded as finished goods and shipped to the facility. MicroMed uses its production facilities to produce products for clinical trials, sales to Europe as well as other research and development related to its products and cannot readily determine which of its overhead costs are related to production and research and development. Accordingly, applying the principles of ARB 43, specifically paragraph 5, MicroMed believes that it is appropriate to capitalize actual parts and direct labor related to the production of inventory, but does not believe that it would be appropriate to capitalize overhead costs.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 9

Revenue Recognition

47. Further to the request of the Staff, the required disclosure has been added to the financial statements.

48. Further to the request of the Staff, the required disclosure has been added to the financial statements.

Stock Based Compensation, page 12

49. Further to the request of the Staff, Amendment No. 1 has been revised accordingly.

Net Loss Per Share, page 13

50. Further to the request of the Staff, appropriate disclosure has been added to the financial statements in Amendment No. 1.

Note 6.  Debt, page 15

51. Further to the request of the Staff, the required disclosures have been added to the financial statements and in the liquidity and capital resources discussion.

52. The warrant associated with the VLL Loan agreement is issuable at the date that is the earliest to occur of (a) MicroMed's next financing round, (b) a liquidity event (defined as (i) an Initial Qualified Public Offering or (ii) a consolidation, merger or other combination in which the stockholders of MicroMed immediately prior to the first such transaction own less than 50% of the voting stock of MicroMed immediately after giving effect to such transaction or related series of such transactions), and (c) May 31, 2005. Accordingly, at December 31, 2004 and the effective date of this letter, the warrant has not been issued.

However, as a commitment exists as of December 31, 2004 to issue the warrant, MicroMed has adjusted its financial statements effective as of December 31, 2004 to record the fair value of the warrant using the most likely scenario under which the warrant would be issued (as noted in the previous paragraph). While MicroMed believes that it will issue the warrant prior to May, 31 2005 in connection with the Merger, it is possible that the Merger will not take place prior to May 31, 2005. Therefore, as May 31, 2005 is a known date, MicroMed has used the assumptions for number of shares that would be issued, along with the appropriate exercise price, at May 31, 2005 to calculate the fair value of the warrant using the Black-Scholes model. MicroMed has recorded the warrant as debt issuance costs and is amortizing the amount to interest expense using the effective interest method.

These facts have been added to the discussion concerning the VLL Loan agreement and associated warrant in Amendment No. 1.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 10

Note 7.  Stockholders' Equity and Redeemable Convertible Preferred Stock

Redeemable Convertible Preferred Stock, page 16

53. As indicated in our response to Comment 39, the redeemable convertible preferred stock is not mandatorily redeemable, rather it is contingently redeemable. Accordingly, there is no mandatory redemption price. Should the preferred stock be redeemed, it will be redeemed at the original issuance price plus accrued but unpaid dividends or accretion. We have disclosed the accrued but unpaid dividends and accretion at December 31, 2004, along with the original issuance price per share, which would allow for the redemption price per share at December 31, 2004 to be derived.

Common Stock Warrants, page 18

54. We respectfully submit that we have disclosed the fair value of each warrant issuance where amounts were not de minimis. We have added the appropriate disclosures surrounding the assumptions that MicroMed used in determining the fair value of each warrant issuance.

Note 13.  Subsequent Events

Bridge Loan, page 22

55. The warrants to be issued in connection with the 2004 Bridge Loan will be issued in the event that there are unutilized amounts under the 2004 Bridge Loan at the expiration date of the loans. MicroMed expects to utilize all amounts under the 2004 Bridge Loan prior to the expiration period and therefore has ascribed no value to the prospective warrants. We have modified the disclosure to appropriately reflect this treatment.

Salmon Express Form  10-KSB for the fiscal year ended November 30, 2004

Item 8A. Controls and Procedures, page 23

56. Further to the request of the Staff, Item 8A was revised in the amended 10-KSB which will be filed with the S.E.C. imminently.

Exhibit 31.1

57. Further to the request of the Staff, the 302 certification was revised in the amended 10-KSB which will be filed with the S.E.C. imminently.

Securities and Exchange Commission
Division of Corporation Finance
March 30, 2005
Page 11

Form 8-K filed September 22, 2004

58. Further to the request of the Staff, an amended 8-K was filed with the SEC on March 21, 2005.

      If you have any questions or further comments, please do not hesitate to contact the undersigned or Evan Fitzmaurice at (310) 552-5086 or via fax at
(310) 552-5001 with any questions.

                                             Sincerely,

                                             /s/  Thomas J. Poletti
                                             ----------------------
                                             Thomas J. Poletti